                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ---------

                                  FORM 11-K

                Annual Report Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934



[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the fiscal year ended:  December 31, 1996

Commission file number:  1-10881

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                        Gaylord Entertainment Company
                             401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Gaylord Entertainment Company
                              One Gaylord Drive
                             Nashville, TN 37214

                         GAYLORD ENTERTAINMENT COMPANY
                              401(K) SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1996 AND 1995

                                 TOGETHER WITH

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                         GAYLORD ENTERTAINMENT COMPANY
                              401(K) SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1996 AND 1995


                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                 1

FINANCIAL STATEMENTS

   Statement of Net Assets Available for Benefits - December 31, 1996                    2
   Statement of Net Assets Available for Benefits - December 31, 1995                    3
   Statement of Changes in Net Assets Available for Benefits for the
      Year Ended December 31, 1996                                                       4

NOTES TO FINANCIAL STATEMENTS                                                            5

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

   Schedule I:         Item 27a - Schedule of Assets Held for Investment                13
                       Purposes at December 31, 1996

   Schedule II:        Item 27d - Schedule of Reportable Transactions for               16
                       for the Year Ended December 31, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


Gaylord Entertainment Company
401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the GAYLORD ENTERTAINMENT COMPANY 401(K) SAVINGS PLAN as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Gaylord Entertainment Company 401(k) Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Schedule I) and reportable transactions (Schedule
II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets and changes in net assets for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Nashville, Tennessee
June 13, 1997                                           ARTHUR ANDERSEN LLP

                         GAYLORD ENTERTAINMENT COMPANY
                              401(K) SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               DECEMBER 31, 1996

                                 (IN THOUSANDS)





                                         CORE STOCK           STABLE        BALANCED   AGGRESSIVE  INTERNATIONAL
                                            FUND            VALUE FUND        FUND     STOCK FUND   STOCK FUND    BOND FUND
                                         ----------        ------------     --------   ----------  -------------  ---------
ASSETS:
 Investments                               $18,317            $16,238        $13,868      $8,962         $1,921     $1,608
 Cash and cash equivalents                       -                  -              -           -              -          -
 Loans to Participants                           -                  -              -           -              -          -
 Investment income adjustment
   receivable                                    -                219              -           -              -          -
 Interest and dividend income
   receivable                                  731                  -              -           -              -          8
 Transfers due among funds                     160                121            124         135             36         23
                                           -------            -------        -------      ------         ------     ------
  Total Assets                              19,208             16,578         13,992       9,097          1,957      1,639
                                           -------            -------        -------      ------         ------     ------
LIABILITIES:
 Accrued administrative expenses                 -                  -              -           -              -          -
                                           -------            -------        -------      ------         ------     ------
  Total Liabilities                              -                  -              -           -              -          -
                                           -------            -------        -------      ------         ------     ------
NET ASSETS AVAILABLE FOR BENEFITS          $19,208            $16,578        $13,992      $9,097         $1,957     $1,639
                                           =======            =======        =======      ======         ======     ======

                                            GET STOCK             LOANS TO         CONTROL
                                               FUND             PARTICIPANTS       ACCOUNT       TOTAL
                                            ---------           ------------       -------      -------
ASSETS:
 Investments                                 $4,936                $    -           $   -       $65,850
 Cash and cash equivalents                        7                     -             817           824
 Loans to Participants                            -                 1,759               -         1,759
 Investment income adjustment
   receivable                                     -                     -               -           219
 Interest and dividend income
   receivable                                     -                     -               -           739
 Transfers due among funds                       73                     -            (672)            -
                                             ------                ------           -----       -------
  Total Assets                                5,016                 1,759             145        69,391
                                             ------                ------           -----       -------
LIABILITIES:
 Accrued administrative expenses                  -                     -              11            11
                                             ------                ------           -----       -------
  Total Liabilities                               -                     -              11            11
                                             ------                ------           -----       -------
NET ASSETS AVAILABLE FOR BENEFITS            $5,016                $1,759           $ 134       $69,380
                                             ======                ======           =====       =======


    The accompanying notes are an integral part of this financial statement.

                         GAYLORD ENTERTAINMENT COMPANY
                              401(K) SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               DECEMBER 31, 1995

                                 (IN THOUSANDS)



                                              EQUITY          STABLE       BALANCED      GET STOCK      CONTROL
                                               FUND         VALUE FUND       FUND          FUND         ACCOUNT     TOTAL
                                              -------       ----------     --------      ---------      -------     -----
ASSETS:
 Investments                                  $20,302        $22,417        $13,618        $5,073        $  -     $61,410
 Cash and cash equivalents                          -              -              -            15         612         627
 Investment income adjustment receivable            -            266              -             -           -         266
 Transfers due among funds                        200            159            127            65        (551)          -
                                              -------        -------        -------        ------        ----     -------
NET ASSETS AVAILABLE FOR BENEFITS             $20,502        $22,842        $13,745        $5,153        $ 61     $62,303
                                              =======        =======        =======        ======        ====     =======

    The accompanying notes are an integral part of this financial statement.

                         GAYLORD ENTERTAINMENT COMPANY
                              401(K) SAVINGS PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                 (IN THOUSANDS)





                                     CORE STOCK
                                      (EQUITY)      STABLE       BALANCED     AGGRESSIVE  INTERNATIONAL
                                        FUND      VALUE FUND       FUND       STOCK FUND   STOCK FUND     BOND FUND
                                     ----------   ----------     --------     ----------  -------------   ----------
ADDITIONS:
 Contributions:
  Participants                         $ 1,690      $ 1,131      $ 1,160        $  866      $ 218          $  128
  Employer, net of forfeitures             577          536          422           297         72              45
                                       -------      -------      -------        ------    -------          ------
    Total contributions                  2,267        1,667        1,582         1,163        290             173
                                       -------      -------      -------        ------    -------          ------
 Investment income:
  Net appreciation (depreciation)
     in fair value of investments        1,496          765          884           280        129              32
  Interest                               1,883          349          284             -          -               -
  Dividends                                150            -          494           307         84              69
                                       -------      -------      -------        ------    -------          ------
    Total investment income              3,529        1,114        1,662           587        213             101
                                       -------      -------      -------        ------    -------          ------
    Total additions                      5,796        2,781        3,244         1,750        503             274
                                       -------      -------      -------        ------    -------          ------
DEDUCTIONS:
 Benefits paid to participants           1,617        4,009        1,247           118         38              19
 Other                                      21           88           22             9          -               9
                                       -------      -------      -------        ------    -------          ------
    Total deductions                     1,638        4,097        1,269           127         38              28
                                       -------      -------      -------        ------    -------          ------

LOANS TO PARTICIPANTS                     (406)        (439)        (330)         (252)       (36)            (45)
INTERFUND TRANSFERS                     (5,046)      (4,509)      (1,398)        7,726      1,528           1,438
                                       -------      -------      -------        ------    -------          ------
NET INCREASE (DECREASE)                 (1,294)      (6,264)         247         9,097      1,957           1,639
NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                      20,502       22,842       13,745             -          -               -
                                       -------      -------      -------        ------    -------          ------
 End of year                           $19,208      $16,578      $13,992        $9,097    $ 1,957          $1,639
                                       =======      =======      =======        ======    =======          ======
<Capiton>

                                          GET STOCK       LOANS TO           CONTROL
                                            FUND         PARTICIPANTS        ACCOUNT           TOTAL
                                          ---------      ------------        -------           -----
ADDITIONS:
 Contributions:
  Participants                             $  651           $    -           $   -            $ 5,844
  Employer, net of forfeitures                224                -             (62)             2,111
                                           ------           ------           -----            -------
    Total contributions                       875                -             (62)             7,955
                                           ------           ------           -----            -------
 Investment income:
  Net appreciation (depreciation)
     in fair value of investments            (978)               -               -              2,608
  Interest                                      -               62               -              2,578
  Dividends                                   313                -               -              1,417
                                           ------           ------           -----            -------
    Total investment income                  (665)              62               -              6,603
                                           ------           ------           -----            -------
    Total additions                           210               62             (62)            14,558
                                           ------           ------           -----            -------
DEDUCTIONS:
 Benefits paid to participants                404               12            (125)             7,339
 Other                                          3                -             (10)               142
                                           ------           ------           -----            -------
    Total deductions                          407               12            (135)             7,481
                                           ------           ------           -----            -------

LOANS TO PARTICIPANTS                        (201)           1,709               -
INTERFUND TRANSFERS                           261                -               -                  -
                                           ------           ------           -----            -------
NET INCREASE (DECREASE)                      (137)           1,759              73              7,077
NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                          5,153                -              61             62,303
                                           ------           ------           -----            -------
 End of year                               $5,016           $1,759           $ 134            $69,380
                                           ======           ======           =====            =======

    The accompanying notes are an integral part of this financial statement.

                         GAYLORD ENTERTAINMENT COMPANY
                              401(K) SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995


1. DESCRIPTION OF PLAN

   The following summary of the Gaylord Entertainment Company 401(k) Savings Plan (the "Plan") is provided for general information purposes. Participants should refer to the Plan Document for more complete information.

   PURPOSE OF THE PLAN

   The Plan was established October 1, 1980, to encourage and assist employees in adopting a regular savings program and to help provide additional security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   Prior to January 1, 1992, the Plan was named "The Retirement Savings Plan and Trust for Employees of The Oklahoma Publishing Company and Affiliated Corporations (the 'Prior Plan')" and participants in the Prior Plan included employees of both the Oklahoma Publishing Company ("OPUBCO") and the Gaylord Entertainment Company (the "Company"). As a result of reorganization on October 30, 1991, in which both OPUBCO and the Company participated, effective July 1, 1992, the net assets related to participating employees of OPUBCO were transferred to the newly established "Retirement Savings Plan and Trust for the Employees of The Oklahoma Publishing Company," and the Prior Plan was restated and named "The Retirement Savings Plan and Trust for Employees of Gaylord Entertainment Company and Affiliated and Adopting Corporations."

   Since that time, the Plan has been amended and restated both on January 1, 1995 and April 1, 1996. As part of the April 1, 1996 amendment and restatement, the Plan became the Gaylord Entertainment 401(k) Savings Plan.

   ELIGIBILITY

   An employee is eligible to participate in the Plan upon the earliest of January 1, April 1, July 1 or October 1 (the "entry dates") as of which such employee has both completed one thousand hours of service during an eligibility computation period, as defined by the Plan, and attained the age of twenty-one years. Classes of employees excluded from participation in the Plan include (see the Plan Document for more complete information): (1) certain employees covered by collective bargaining agreements, (2) casual employees, (3) leased employees and (4) hourly employees who were hired on an "on-call" basis. Participation in the Plan is voluntary. In order to participate, an eligible employee must apply for participation on the Plan's application for enrollment form at least twenty days prior to the entry date on which the employee desires to begin participation.

   CONTRIBUTIONS AND VESTING

   A participant may elect to make tax deferred contributions in amounts between one and sixteen percent of his or her compensation through regular payroll deferrals (the "compensation reduction contribution"). For each compensation reduction contribution, the Company makes a contribution (the "employer matching contribution") to the Plan in an amount equal to fifty percent of that portion of the participant's compensation reduction contribution which is not in excess of six percent of the participant's compensation.

   Participants are fully vested at all times in their compensation reduction contributions, rollover contributions and any earnings thereon.
   Participants vest in the employer matching contributions beginning at forty percent after completing two years of service, as defined by the Plan, increasing by twenty percent with each additional year of service. As such, participants with five or more years of service are fully vested in their entire account balances. Participants retiring at the normal retirement age or becoming permanently and totally disabled, as defined by the Plan, are fully vested in their entire account balances. The forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. In general, the Plan has the right to limit employee and employer contributions in order to comply with ERISA and the Internal Revenue Service.

   INVESTMENT OPTIONS

   Participants may direct the investment of all contributions and prior account balances into funds established by the Plan. Participants can allocate their investments in 1% increments in seven investment funds:


Core Stock Fund-      Invests in shares of a fund of a registered investment company
(formerly the Equity  that invests primarily in a portfolio of common stocks and
Fund)                 American Depository Receipts.

Stable Value Fund-    Invests in a combination of guaranteed annuity contracts with unaffiliated insurance companies and shares of funds of
                      registered investment companies that invest primarily in
                      insurance contracts, bonds, savings investments and
                      money market instruments of insurance companies and banks.

Balanced Fund-        Invests in shares of a fund of a registered investment company that invests in a combination of stocks and convertible securities.

Aggressive Stock      Invests in shares of a fund of a registered investment company
Fund -                that invests primarily in common stocks, emphasizing small to medium-size emerging-growth companies.

International Stock   Invests in shares of a fund of a registered investment company
Fund -                that invests primarily in common stocks and convertibles of foreign issuers.

Bond Fund -           Invests in shares of a fund of a registered investment company that invests in debt securities, including U.S. government securities, corporate bonds, mortgage related securities and securities denominated in foreign currencies.

GET Stock Fund-       Invests in shares of Gaylord Entertainment Company, Class A common stock.


   Participants can elect to change their investment allocations at any time by use of a telephone voice response system maintained for such purpose. Participants are limited to allocate a maximum of 30% of their contributions and account balances to the GET Stock Fund.

   DISTRIBUTIONS

   Participants may withdraw their vested account balances upon retirement, death, disability, termination of employment, or early retirement as defined by the Plan. Participants can choose to have the amount of their vested account balances either paid to them in lump sum, rolled over directly into another qualified Plan or individual retirement account, or used to purchase an annuity with an unaffiliated insurance company. Participants with vested account balances less than $3,500 automatically receive lump sum distributions.

   In cases of financial hardship (as defined by the Plan) or where a participant has attained the age of 59-1/2 years, a participant may elect, while still in the employment of the Company, to withdraw all or part of the amount invested in his or her account from compensation reduction contributions. Cases of financial hardship are reviewed and approved by the Plan's Benefits Trust Committee or its designee in accordance with the applicable provisions of ERISA. A participant may elect at any time to withdraw amounts that were contributed to the Plan as a rollover contribution (subject to certain limitations of the Plan).

   Upon the death of a participant who has an Hour of Service prior to January 1, 1992 and prior to the start of his or her benefit payments, the participant's spouse (if any) is eligible to receive benefits in the form of a qualified pre-retirement survivor annuity. If, at the time of death, a participant's vested account balance was less than $3,500, a lump sum distribution, rather than a qualified pre-retirement survivor annuity, is made to the eligible surviving spouse.

   TRUSTEE

   The assets of the Plan are administered under the terms of trust agreements between the Company and NationsBank of Texas, N.A. and Charles Schwab Trust Company.

   PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants vest fully in their account balances.

   ADMINISTRATIVE EXPENSES

   Substantially all of the administrative expenses of the Plan are paid by the Company with the exception of certain administrative costs related to transactions initiated by participants.

   LOANS TO PARTICIPANTS

   Beginning April 1, 1996 a participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months unless the loan is to be used to acquire, construct or substantially reconstruct the participant's principal residence. Each loan bears an interest rate of prime plus 2% and is fixed over the life of the note. The interest rate at December 31, 1996 was 10.25%.

   PLAN AMENDMENTS

   Effective April 1, 1996, as discussed above, the Plan was amended and restated to: require Participants to pay certain administrative costs related to transactions they have initiated, provide for daily Participant account valuations, require Participants to exhaust their entitlement to loans under the Plan before applying for a hardship distribution, increase the number of loans that may be outstanding at any one time from one to three and implement pass-through voting of GET stock held by the Plan's Trust.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING

   The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

   INCOME RECOGNITION

   Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

   INVESTMENT VALUATION

   Cash equivalents are stated at cost, which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price. Investment contracts are reported at fair value as of December 31, 1996 and 1995, respectively, in accordance with SOP 94-4.

   NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

   Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits, with fund information, as net appreciation (depreciation) in fair value of investments.


3. CONTRACTS WITH INSURANCE COMPANIES

   The Plan has investment contracts with unaffiliated companies which expire in various years and typically reinvest funds from expiring contracts into new investment contracts. These contracts pay a stated rate of interest and require that all interest be reinvested in the respective contracts. One such contact was an investment with the Executive Life Insurance Company ("Executive Life").

   On April 11, 1991, the Insurance Commissioner of California placed Executive Life into conservatorship. On February 9, 1994, the Retirement Savings Plan Committee elected, on behalf of the Plan, to opt into a Court appointed Rehabilitation Plan (the "Rehabilitation Plan") whereby the original investment in Executive Life would be replaced by an "Interest Only Pension GIC Contract" with Aurora National Life Assurance ("Aurora"). This restructured contract pays a fixed rate of interest, provides for recovery of the majority of the investment's original principal value and accrued interest as of April 1, 1991, and extends the original maturity of the investment to October, 1998.

   Under the terms of the Rehabilitation Plan, amounts distributed by Aurora were restricted from access and deposited in the name of the Plan into the Executive Life Insurance Company Rehabilitation Plan Holdback Trust (the "Holdback Trust") as appointed by the Superior Court of California. During fiscal 1996 this investment in the Holdback Trust was distributed to the Plan.

   As of December 31, 1996, the amount equal to the difference between the original carrying value of the Executive Life contract and the contract value of the rehabilitated investment with Aurora is carried as an investment income adjustment receivable in the accompanying statement of net assets. Subsequent to year-end an amendment was made to the Plan allowing a one-time contribution from the Company in the amount of the investment income adjustment receivable. On April 18, 1997 the Plan received this one time contribution from the Company.


4. INVESTMENTS IN EXCESS OF 5% OF NET ASSETS

   As of December 31, 1996 and 1995, the following investments were in excess of 5% of net assets:

                                                                  1996    1995
                                                                -------  -------
John Hancock Diversified Stock Fund (1K)                        $18,317  $20,302
Dodge and Cox Balanced Fund                                      13,868        -
Firstar Trust Company Institutional Investors GIC Fund           13,661   12,946
AIM Constellation Fund                                            8,962        -
Gaylord Entertainment Company,
 Class A common stock                                             4,936    5,073
American Balanced Fund                                                -   13,618
Capital Trust Company Capital Preservation Fund                       -    3,760
Massachusetts Mutual Life Insurance group annuity contract            -    2,624

5. TAX STATUS

   The Plan obtained its latest determination letter in June 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.
   As discussed in Note 1, the Plan was amended and restated on April 1, 1996. Accordingly, the Plan has submitted a determination letter request to the Internal Revenue Service. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with applicable requirements of the Internal Revenue Code and that a favorable determination will be received from the Internal Revenue Service.
   Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   As discussed in Note 2, the financial statements of the Plan, as prepared under generally accepted accounting principles, record distributions to participants as deductions when paid. The Department of Labor requires that amounts allocated to participants who have elected to withdraw from the Plan, but have not yet been paid, be recorded as a liability on the Form 5500.

   The following is a reconciliation of the net assets at December 31, 1996 and 1995, per the financial statements to the Form 5500.



                                                   DECEMBER 31,    DECEMBER 31,
                                                       1996            1995
                                                  (IN THOUSANDS)  (IN THOUSANDS)
                                                  --------------  --------------
Net assets available for benefits per the
   financial statements                               $69,380         $62,303
Deduct:  Amounts allocated to withdrawing
   participants                                          (125)         (1,090)
                                                      -------         -------
Net assets available for benefits per the Form
   5500                                               $69,255         $61,213
                                                      =======         =======

   The following is a reconciliation of benefits paid for 1996 and 1995, per the financial statements to the Form 5500.


                                              FOR THE YEAR ENDED  FOR THE YEAR ENDED
                                               DECEMBER 31, 1996   DECEMBER 31, 1995
                                                (IN THOUSANDS)      (IN THOUSANDS)
                                              ------------------  ------------------
Benefits paid to participants per the
   financial statements                             $ 7,338              $4,493
Add:  Amounts allocated to withdrawing
   participants at December 31, 1996 and
   1995                                                 125               1,090
Deduct:  Amounts allocated to
   withdrawing participants at December
   31, 1995 and 1994                                 (1,090)               (672)
                                                    -------              ------
Benefits paid per the Form 5500                     $ 6,373              $4,911
                                                    =======              ======

7. SUBSEQUENT EVENTS

   INTERNAL REVENUE SERVICE EXAMINATION

   The Plan is currently undergoing an examination by the Internal Revenue Service for the plan years ending December 31, 1995 and 1994. Management believes the ultimate outcome of the examination will not have a material effect on the Plan's financial position.

   PROPOSED MERGER OF COMPANY

   On February 9, 1997, the Company entered into an agreement (the "Merger Agreement") with Westinghouse Electric Corporation ("Westinghouse") and G Acquisition Corp., a wholly owned subsidiary of Westinghouse ("Sub"), pursuant to which Sub will be merged (the "Merger") with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Westinghouse. Prior to the Merger, the Company will be restructured (the "Restructuring") so that certain assets and liabilities that are part of the Company's hospitality, attractions, music, television and radio businesses, including all of the Company's long-term debt, as well as the Country Music Television cable networks outside of the United States and Canada ("CMT International") and the management of and option to acquire Z Music, Inc., will be transferred to or retained by a wholly owned subsidiary of the Company ("New Gaylord"), or one of New Gaylord's wholly owned subsidiaries. As a result of the Restructuring and the Merger, substantially all of the assets of the Company's cable networks business (other than CMT International and Z Music), consisting primarily of The Nashville Network and the domestic and Canadian operations of Country Music Television, and certain other related business (collectively, the "Cable Networks Business"), and certain liabilities related thereto will be held by the Company or one of its subsidiaries (other than New Gaylord) and will be acquired by Westinghouse in the Merger.

   Following the Restructuring and on the day prior to the effective time of the Merger, the Company will distribute (the "Distribution") pro rata to its stockholders all of the outstanding capital stock of New Gaylord. As a result of the Distribution, each holder of record of the Company's common stock on the record date for Distribution will receive a number of shares of New Gaylord common stock equal to one-third the number of shares of the Company's common stock held by such holder, and cash in lieu of any fractional shares.

   In the Merger, the Company's stockholders will receive shares of Westinghouse common stock valued at the agreed upon transaction price of $1,550,000,000, at a per share consideration to be determined in accordance with the Merger Agreement that will be based upon the market price of the Westinghouse common stock and the number of outstanding shares of the Company's common stock; provided that Westinghouse will not be required to issue more than 110 million shares of Westinghouse common stock (or 88 million shares in the event that Westinghouse consummates the anticipated separation of its media and industrial businesses into two companies prior to the effective time of the Merger). The Distribution and the Merger are subject to the satisfaction or waiver or a number of conditions, including Company stockholder approval of the Merger, certain regulatory approvals, and Internal Revenue Service rulings that the Distribution, Merger, and certain of the transactions comprising the Restructuring will be tax-free transactions.

   As a result of these transactions, the Plan will be assigned to New Gaylord. The cable networks employ approximately 10% of the total participants in the Plan. The Company will continue to maintain the plan for those participants. No part of the Plan or its assets will be merged with any benefit plan of Westinghouse.

                                                                      Schedule I
                                                                     Page 1 of 3

                         GAYLORD ENTERTAINMENT COMPANY
                              401(K) SAVINGS PLAN


           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1996

                                 (IN THOUSANDS)


                                            DESCRIPTION OF INVESTMENT,
IDENTITY OF ISSUER, BORROWER, LESSOR,        INCLUDING MATURITY DATE,                     CURRENT
         OR SIMILAR PARTY                RATE OF INTEREST, OR COLLATERAL     COST          VALUE
-------------------------------------    -------------------------------    -------        -------

Equity Fund:
------------
Investments:

  John Hancock Diversified
    Stock Fund (1K)                      Equity separate account           $16,951        $18,317
                                                                           -------        -------
      Total in Equity Fund                                                  16,951         18,317
                                                                           -------        -------

Stable Value Fund:
------------------

Investments:
  Aurora National Life                   Group annuity contract,
    Insurance Company                      5.61%, 9/3/98 (a)                 2,567          2,567
  Firstar Trust Company                  Common and collective trust
    Institutional Investors GIC            fund
     Fund                                                                   13,671         13,671
                                                                           -------        -------
       Total in Stable Value Fund                                           16,238         16,238
                                                                           -------        -------

Balanced Fund:
--------------

Investments:

  Dodge and Cox Balanced Fund            Equity and fixed income
                                           mutual fund                      13,148         13,868
                                                                           -------        -------
      Total in Balanced Fund                                                13,148         13,868
                                                                           -------        -------

                    (a)  See Note 3 to financial statements.

                                  (continued)

The accompanying notes to financial statements are an integral part of this supplemental schedule.

                                                                      Schedule I
                                                                     Page 2 of 3
                         GAYLORD ENTERTAINMENT COMPANY
                              401(K) SAVINGS PLAN


           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1996

                                 (IN THOUSANDS)

                                  (continued)


                                           DESCRIPTION OF INVESTMENT,
IDENTITY OF ISSUER, BORROWER, LESSOR,       INCLUDING MATURITY DATE,                     CURRENT
         OR SIMILAR PARTY                RATE OF INTEREST, OR COLLATERAL   COST           VALUE
-------------------------------------    -------------------------------  -------        -------

Aggressive Stock Fund:
----------------------

Investments:
  AIM Constellation Fund                 Equity mutual fund               $ 8,701        $ 8,962
                                                                          -------        -------
      Total in Aggressive Stock
        Fund                                                                8,701          8,962
                                                                          -------        -------

International Equity Fund:
--------------------------

Investments:
  American AAdvantage                    Common stocks and
    International Equity Fund-             convertibles of foreign
    Institutional Class                    issuers                          1,806          1,921
                                                                          -------        -------
      Total in International
        Equity Fund                                                         1,806          1,921
                                                                          -------        -------

Bond Fund:
----------

Investments:
  PIMCO Total Return Fund                Debt securities and fixed
                                           income mutual fund               1,579          1,608
                                                                          -------        -------
      Total in Bond Fund                                                    1,579          1,608
                                                                          -------        -------

                                  (continued)

The accompanying notes to financial statements are an integral part of this supplemental schedule.

                                                                      Schedule I
                                                                     Page 3 of 3
                         GAYLORD ENTERTAINMENT COMPANY
                              401(K) SAVINGS PLAN


           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1996

                                 (IN THOUSANDS)

                                  (continued)


                                             DESCRIPTION OF INVESTMENT,
                                              INCLUDING MATURITY DATE,
   IDENTITY OF ISSUER, BORROWER, LESSOR,        RATE OF INTEREST                             CURRENT
            OR SIMILAR PARTY                      OR COLLATERAL                  COST          VALUE
   -------------------------------------    ----------------------------       -------        -------
   GET Stock Fund:
   ---------------

   Investments:
*    Gaylord Entertainment                  Common stock, class A,
       Company                                215,782 shares                   $ 5,488        $ 4,936
                                                                               -------        -------
         Total in GET Stock Fund                                                 5,488          4,936
                                                                               -------        -------

   Loans to Participants:
   ----------------------

 *   Various                                Loans to participants - interest
                                            rate of  10.25%                      1,759          1,759
                                                                               -------        -------
       Total Loans to Participants                                               1,759          1,759
                                                                               -------        -------
         Total Assets Held for
           Investment Purposes                                                 $65,670        $67,609
                                                                               =======        =======

                      (*)  Represents a party in interest.


The accompanying notes to financial statements are an integral part of this supplemental schedule.

                                                                     Schedule II
                         GAYLORD ENTERTAINMENT COMPANY
                              401(K) SAVINGS PLAN


                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996







                                                            PURCHASES                                      SALES
                                                    ----------------------   -------------------------------------------------------
IDENTITY OF ISSUER,
BORROWER, LESSOR OR           DESCRIPTION OF         NUMBER OF    PURCHASE    NUMBER OF
SIMILAR PARTY                   INVESTMENT          TRANSACTIONS    PRICE    TRANSACTIONS   SELLING PRICE  COST OF ASSETS  NET GAIN
----------------------       ---------------------  ------------  --------   ------------   -------------  --------------  --------
AIM Constellation Fund       Common Stock Fund          124      $ 9,558,129       56         $ 864,521       $ 859,594  $   4,927

Dodge and Cox Balanced Fund  Common and Collective
                               Trust Fund               102       16,649,388      251         3,516,117       3,503,115     13,002

Firstar Institutional        Common and Collective
  Investors GIC Fund           Trust Fund               121        5,359,136      166         5,424,264       1,547,512  3,876,752

John Hancock Diversified
  Stock Fund (1K)            Equity Separate            125        2,805,774      258         7,832,144       7,764,855     67,289
                               Account

        The accompanying notes to financial statements are an integral part of this supplemental schedule.

The following Exhibit is included herein:


No.             Item                                           Sequential Page
---             ----                                           ---------------

23              Consent of Independent Public Accountants



                                  SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Trust Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                GAYLORD ENTERTAINMENT COMPANY
                                                401 (k) SAVINGS PLAN


                                                By:   /s/ Rod Connor
                                                   --------------------------
                                                   Rod Connor
                                                   Benefit Trust Committee



June 30, 1997